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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52850

Securities and Exchange Commission
Trading and Markets
FEB 27 2020
RECEIVED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pavilion Global Markets Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 René-Lévesque Blvd. West, Suite 4025
(No. and Street)

Montreal (City) Quebec (State) H3B 4W8 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Giancarlo Farinacci 514-932-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

600, de Maisonneuve Blvd. West, Suite 1500 (Address) Montreal (City) Quebec (State) H3A 0A3 (Zip Code)

SEC Mail Processing Section
FEB 27 2020
Washington DC
413

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

OATH OR AFFIRMATION

I, Giancarlo Farinacci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pavilion Global Markets Ltd., as of December 31st, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer, Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500, Tour KPMG
Montréal (Québec) H3A 0A3
Canada

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pavilion Global Markets Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pavilion Global Markets Ltd. (the "Company") as of December 31, 2019 and December 31, 2018, and the related notes (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 3 to the financial statement, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of *Accounting Standards Codification Topic 842, Leases*.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP*

We have served as the Company's auditor since 2014.

Montréal, Canada

February 26, 2020

*CPA auditor, CA, public accountancy permit No. A133741

Pavilion Global Markets Ltd.

Statement of Financial Condition

December 31		2019		2018
(Expressed in U.S. dollars)				
Assets				
Current				
Cash and restricted cash (Notes 4 and 13)	$	10,181,638	$	10,403,923
Due from clients (Note 6)		13,070,453		15,535,691
Due from brokers (Note 6)		4,321,569		6,883,933
Accounts receivable		253,306		174,085
Income taxes receivable		983,019		384,935
Securities owned, at fair value (Notes 7 and 13)		208,064		257,248
Due from ultimate parent company (Note 11)		4,117,046		792,984
Due from companies under common control (Note 11)		25,250		30,800
Prepaid expenses		337,588		283,294
		33,497,933		34,746,893
Fixed assets, net (Note 8)		663,102		767,401
Right-of-use lease asset (Note 9)		822,356		-
Intangible assets (Note 10)		82,245		126,678
	$	35,065,636	$	35,640,972
Liabilities and Stockholder's Equity				
Current liabilities				
Due to clients (Note 6)	$	4,559,869	$	5,524,096
Due to brokers (Note 6)		13,065,393		15,453,230
Accounts payable, remuneration and accrued expenses (Note 13)		2,161,164		3,040,212
Due to company under common control (Note 11)		297,119		-
		20,083,545		24,017,538
Deferred tax liability		50,544		48,394
Operating lease liability (Note 9)		810,518		-
Deferred lease inducement		-		313,157
Deferred compensation (Note 13)		219,344		409,588
		21,163,951		24,788,677
Commitments (Note 14)				
Stockholder's equity				
Capital stock				
Authorized				
An unlimited number of common shares without par value				
Issued and outstanding				
42,815 common shares		1,090,708		1,090,708
Additional paid-in capital		226,084		226,084
Retained earnings		13,317,919		10,791,576
Accumulated other comprehensive income (loss)		(733,026)		(1,256,073)
		13,901,685		10,852,295
	$	35,065,636	$	35,640,972

Subsequent Events (Note 16)

On behalf of the Board

_______________ Director   _______________ Director

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Pavilion Global Markets Ltd. (the "Company"), incorporated under the *Canada Business Corporations Act*, provides brokerage and research services internationally. The Company is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), the London Stock Exchange plc ("LSE") and the Nasdaq Stock Market LLC ("NASDAQ"), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in the Toronto Stock Exchange Inc., the TSX Venture Exchange, and the TSX Alpha Exchange.

2. Significant Accounting Policies

BASIS OF ACCOUNTING

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

USE OF ESTIMATES

The presentation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

CASH, RESTRICTED CASH AND CASH EQUIVALENTS

Cash, restricted cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition. They are presented in the statement of financial condition at carrying value which approximates fair value due to their short-term nature.

SECURITIES OWNED

Securities owned are carried in the statement of financial condition at fair value with changes in fair value recognized in the statement of comprehensive income. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities. In situations where the securities are not publicly traded or where restrictions on their marketability exist, securities are valued at management's estimate of market value.

Valuation of fixed income securities is affected by, amongst other factors, the liquidity of the securities, the size and the bid and ask spread, and the relative breadth of market and current yield price adjustments.

The Company accounts for its securities owned on a trade date basis and transaction costs are expensed as incurred.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Due from (to) clients, due from (to) brokers, accounts receivable, accounts payable, remuneration and accrued expenses and deferred compensation are initially recorded at their fair value and are subsequently carried at amortized cost. In most cases, as term to maturity is short, the fair value and amortized cost of these financial instruments are approximated by carrying value.

Payables and receivables arising from unsettled regular-way trades are recorded net in due from (to) clients and due from (to) brokers.

FIXED ASSETS

Amortization is recognized over the estimated useful life of the asset using the following rates and methods which most closely reflect the expected pattern of consumption of the future economic benefit embodied in the assets:

Technology equipment	3 years straight-line
Furniture and fixtures	20% declining balance
Leasehold improvements	Term of lease

Maintenance and repairs are charged to operations when incurred.

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

INTANGIBLE ASSETS

Intangible assets consist of software platforms and software platforms under development. Amortization is recognized over the estimated useful life of the software, from the date that it is available for use since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets. Internally developed software is amortized over a period of five years on a straight-line basis from the time at which the asset became available for use.

2. Significant Accounting Policies (continued)

LEASES

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability based on the present value of the future lease payments over the lease term at lease commencement. Where the implicit interest rate is not determinable from the lease, the Company uses its internal incremental borrowing rate to initially measure leases.

Subsequent amortization of the right-of-use asset and accretion of the lease liability for an operating lease is recognized as a single lease cost, on a straight-line basis, over the lease term. Amortization of the right-of-use asset and the change in the lease liability are presented as part of cash flows from operating activities in the statement of cash flows. Right-of-use assets are assessed for impairment in accordance with long-lived asset impairment policy.

In all leases, the Company define lease term as the non-cancellable term of the lease plus any renewals covered by renewal options that are reasonably certain of exercise based on the Company's assessment of the economic factors relevant to the lease. The non-cancellable term of the lease commences on the date the lessor makes the underlying property in the lease available to the lessee, irrespective of when lease payments begin under the contract.

INCOME RECOGNITION - SECURITY TRANSACTIONS

Revenue is recognized to the extent that the performance obligation has been satisfied, that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and sales taxes.

Security transactions and related commission revenues and commission expenses are recorded on a trade date basis.

Global Macro Research revenues are recognized when services have been rendered.

Professional service fees and other revenues are recognized when services are performed and ultimate collection is reasonably assured.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company is the Canadian dollar. Assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the statement of financial condition date, whereas income and expenses are translated at average exchange rates for the year. Gains or losses resulting from foreign currency transactions are included in net income.

These financial statements have been translated from the functional currency into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect at the statement of financial condition date. Income and expenses, including gains and losses on foreign exchange translation, are translated at average exchange rates for the year. The gains and losses on translation are deferred and are included as a component of comprehensive income.

FINANCIAL INSTRUMENTS AND BROKERAGE AGREEMENTS

The Company's financial instruments consist of cash, restricted cash and cash equivalents, due from (to) clients, due from (to) brokers, accounts receivable, securities owned, due from (to) related parties, accounts payable, remuneration and accrued expenses and deferred compensation. The classification and measurement of all such financial instruments are defined in the related accounting policy notes.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

SHARE-BASED PAYMENT TRANSACTIONS

For equity-settled share-based payments, expense is based on the fair value of the awards granted, excluding the impacting of any non-market service and performance conditions. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

(Expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2019 and have not been applied in preparing these financial statements. None, except for the ones listed below, of these are expected to have an impact on the financial statements of the Company.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses* (Topic 326). This ASU amends the Board's guidance on the impairment of financial instruments. The ASU adds to GAAP an impairment model (known as the current expected credit losses model) that is based on an expected losses model rather than an incurred losses model. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of impairment models that entities use to account for debt instruments. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently assessing the potential impact of adopting this ASU on its financial statements and related disclosures.

In August 2018, FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement*. The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. The changes affect all companies that are required to include fair value measurement disclosures. In general, the amendments in ASU 2018-13 are effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently assessing the potential impact of adopting this ASU on its financial statements and related disclosures.

In December 2019, FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which simplifies the accounting for income taxes. This guidance is effective for fiscal years beginning after December 15, 2020. The Company is currently assessing the potential impact of adopting this ASU on its financial statements and related disclosures.

3. Adoption of Accounting Policies

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under current GAAP. ASU 2016-02 requires that a lessee should recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on the balance sheet. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption was permitted.

The Company chose to early adopt ASU 2016-02 as of January 1, 2019, and applied the modified retrospective approach in recognizing its right-of-use assets and related lease liabilities, while the financial statements for prior periods were prepared under the guidance of the previous standard. The lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of January 1, 2019 of 6%. The right-of-use asset was measured at the same value as the operating lease liability, net of the deferred lease inducement liability present at January 1, 2019.

In connection with the transition to ASC 842, the Company elected certain practical expedients under which it did not reassess the classification of our existing leases, re-evaluate whether any expired or existing contracts are or contain leases or reassess initial direct costs under the new guidance. The Company also elected lessee and lessor practical expedients to not separate non-lease components comprised of maintenance from lease components for real estate leases that commenced prior to the transition to ASC 842, as well as for leases that commence or that are modified subsequent to the transition to ASC 842.

	January 1, 2019
Operating lease commitment at December 31, 2018 as disclosed in the Company's financial statements	$ 1,500,170
Discounted using the incremental borrowing rate at January 1, 2019	1,305,944
Operating lease liability recognized at January 1, 2019	$ 1,305,944

As a result, the Company recognized the following at January 1, 2019:

	January 1, 2019
Right-of-use lease asset	$ 992,787
Deferred lease inducement	(313,157)
Operating lease liability	$ 1,305,944

(Expressed in U.S. dollars)

4. Restricted Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $1,534,838 (2018 - $641,776) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-3. These amounts are not available for use in the Company's day-to-day operations.

5. Available Credit Facility

From time to time, the Company may utilize call loan arrangements to facilitate the securities settlement process for both clients and principal transactions. Call loan facilities have been established with Canadian Schedule 1 chartered banks to a maximum amount of CAD $6,280,000 (2018 - CAD $4,000,000) (or its USD equivalent) bearing interest at the call loan rate on the date the amount is contracted. The facility has no fixed renewal date. There was no amount outstanding as of December 31, 2019 (2018 - nil).

6. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

	2019	2018
Due from clients	$ 13,065,393	$ 15,448,355
Due from brokers	$ 3,257,613	$ 5,083,373
Due to clients	$ 3,257,613	$ 5,083,373
Due to brokers	$ 13,065,393	$ 15,448,355

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

7. Securities Owned

	2019	2018
Canadian federal bonds	$ 206,733	$ 255,907
Corporate bonds	1,331	1,341
	$ 208,064	$ 257,248

8. Fixed Assets

			2019
	Cost	Accumulated amortization	Net
Technology equipment	$ 43,446	$ 15,468	$ 27,978
Furniture and fixtures	177,968	109,536	68,432
Leasehold improvements	1,599,894	1,033,202	566,692
	$ 1,821,308	$ 1,158,206	$ 663,102

			2018
	Cost	Accumulated amortization	Net
Technology equipment	$ 11,323	$ 7,968	$ 3,355
Furniture and fixtures	170,150	90,241	79,909
Leasehold improvements	1,531,854	847,717	684,137
	$ 1,713,327	$ 945,926	$ 767,401

(Expressed in U.S. dollars)

9. Leases

The right-of-use lease asset arises from the Company's lease agreement for its head office premises.

			2019
	Cost	Accumulated amortization	Net
Right-of-use lease asset	$ 992,787	$ 170,431	$ 822,356

Operating lease liability

Future payments due under operating lease:	**2019**
2020	$ 324,166
2021	324,166
2022	324,166
2023	270,138
Total undiscounted operating lease liability at December 31, 2019	$ 1,242,636
Less: effects of discounting	(134,999)
Current	297,119
Non-current	810,518
Operating lease liability included in the statement of financial condition at December 31, 2019	$ 1,107,637

The discount rate is 6%. The remaining lease term is 3.8 years.

The Company signed a sublease agreement with an arms-length third party for most of its head office premises for the remainder of the lease term.

Non-cancellable subleases to be received are as follows:

Year ended December 31,	
2020	$ 189,383
2021	189,383
2022	189,383
2023	157,819
	$ 725,968

Rent expense for 2019 aggregated to $475,325 (2018 - $686,823).

10. Intangible Assets

			2019
	Cost	Accumulated amortization	Net
Software platforms	$ 352,680	$ 270,435	$ 82,245

			2018
	Cost	Accumulated amortization	Net
Software platforms	$ 330,942	$ 204,264	$ 126,678

(Expressed in U.S. dollars)

11. Related Party Transactions

The balance due from the current ultimate parent company has mainly arisen from a non-interest-bearing advance and promissory note with no repayment terms. The balance due from a company under common control has arisen from services provided. All balances with related parties are non-interest bearing and are due upon demand.

12. Capital Management

The Company's business requires capital for regulatory purposes. The Company's capital structure is underpinned by stockholder's equity, which is comprised of capital stock, additional paid-in capital, retained earnings and accumulated other comprehensive income.

In managing its capital, the Company's primary objectives are as follows:

- Exceed the Company's minimum regulatory capital as required by IIROC and FINRA;
- Ensure that the Company is able to meet its financial obligations as they become due; and
- Support the creation of stockholder value.

The Company implements corporate governance practices and monitors results against its objectives. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company regularly monitors its regulatory risk adjusted capital as required by regulation, monitors operating results against budgets and monitors its cash flows to ensure that the objectives above are met.

There has been no material change in the capital management practices of the Company from the previous year.

During the year ended December 31, 2019, the capital of the Company was sufficient to satisfy the regulatory requirements of IIROC which specify a minimum capital requirement of CAD $250,000 and certain minimum ratios. The capital was also sufficient to satisfy the regulatory requirements of FINRA which specify that the Company must maintain regulatory capital in excess of 6-2/3% of the aggregate indebtedness (to a minimum of USD $250,000) and certain minimum ratios.

13. Financial Instruments and Risk Management

FAIR VALUE

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Asset categories	Level 1	Level 2	Level 3	Total
December 31, 2019				
Cash and restricted cash	$ -	$ 10,181,638	$ -	$ 10,181,638
Securities owned	-	208,064	-	208,064
	$ -	$ 10,389,702	$ -	$ 10,389,702
December 31, 2018				
Cash and restricted cash	$ -	$ 10,403,923	$ -	$ 10,403,923
Securities owned	-	257,248	-	257,248
	$ -	$ 10,661,171	$ -	$ 10,661,171

There were no significant transfers between Level 1 and 2 in the year. The Company does not have any financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at December 31, 2019 and 2018.

(Expressed in U.S. dollars)

13. Financial Instruments and Risk Management (continued)

CREDIT RISK

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk arises from cash and restricted cash segregated under regulations of the SEC, amounts due from clients and brokers, debt security issuers, accounts receivable and amounts due from related parties.

The Company attempts to limit the risk by dealing with counterparties it considers viable.

To minimize its exposure to credit risk from transactions with clients and brokers, the Company requires settlement of securities on a cash basis or delivery against payment basis.

All transactions in listed securities are settled or paid for upon delivery using approved brokers. The risk of default is considered minimal as delivery of securities sold, unless unusual circumstances exist, is only made once the broker has received payment.

The Company manages credit risk with regards to debt instruments by monitoring counterparties' credit ratings before purchasing debt instruments and maintaining short maturity dates. The maximum exposure to credit risk is represented by the carrying value of the financial assets. There are no significant balances past due.

Management does not anticipate any losses for non-performance of counterparties.

There have been no significant changes to the Company's exposure to credit risks and how they arise nor how they are managed since the previous year.

LIQUIDITY RISK

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid. The majority of the positions held as securities owned are readily marketable securities. Receivables and payables from clients and brokers represent commissions due and current open transactions that generally settle within the normal settlement cycle.

The following table presents the contractual terms to maturity of the financial liabilities owed by the Company as at December 31, 2019, in addition to those disclosed in Note 9. As liabilities in trading accounts are typically settled within very short-time periods, they are not included in the table below.

	Carrying amount	12 months or less	1 to 3 years	3 to 5 years
December 31, 2019				
Accounts payable and accrued charges	$ 2,161,164	$ 2,161,164	$ -	$ -
Deferred compensation	219,344	-	199,890	19,454
December 31, 2018				
Accounts payable and accrued charges	$ 3,040,212	$ 3,040,212	$ -	$ -
Deferred compensation	409,588	-	340,559	69,029

There have been no significant changes to the Company's exposure to liquidity risks and how they arise nor how they are managed since the previous year.

MARKET RISK

Market risk is the risk that the fair value of the financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk. As the Company does not invest in any significant equity positions, the Company is not exposed to equity price risk.

There have been no significant change to the Company's exposure to market risks and how they arise nor how they are managed since the previous year.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company incurs interest rate risk on its cash and restricted cash and securities owned. The Company does not hedge its exposure to interest rate risk as it is minimal.

The interest rate volatility on the Company's financial instruments owned is also minimal since the Company does not carry significant instruments subject to interest rate volatility.

(Expressed in U.S. dollars)

13. Financial Instruments and Risk Management (continued)

CURRENCY RISK

Foreign exchange risk arises from the possibility that changes in the price of the foreign currencies will result in losses. As the Company's functional currency is the Canadian dollar, foreign exchange risk is measured in relation to the Canadian dollar balances. The Company's primary foreign exchange risk results from the unhedged currency. The Company's currency risk is managed based on currency holdings rather than volatility. The internal policy which sets maximum amounts by currency ensures that the Company does not have significant currency risk.

The Company trades in various currencies in order to settle international trades. However, the currency of the amount receivable is generally the same as the amount payable. As a result, the currency risk is diminished. The Company held CAD $5,848,000 (2018 - CAD $6,973,000) worth of foreign currencies at year-end.

14. Commitments

In 2019, the parent company obtained a credit facility from a Canadian bank. To secure the credit facility a hypothecation was signed by the parent company of Pavilion Global Markets Ltd. pledging all securities of the Company. The Canadian bank acknowledged that in an event of default the pledged shares may not be transferred and it could not cause a change of control or exercise managerial control without the approval of IIROC, FINRA or the SEC; or such other securities or regulatory authorities as may be required under applicable securities laws or stock exchange rules applicable to the Company or any of its subsidiaries.

15. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had regulatory net capital of $6,936,344 (2018 - $7,490,735), which was $5,650,068 (2018 - $5,841,383) in excess of its required regulatory net capital of $1,286,276 (2018 - $1,649,352). The Company's aggregate indebtedness to regulatory net capital ratio was 2.78 to 1 (2018 - 3.30 to 1).

16. Subsequent Events

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2019 and through to February 26, 2020, which is the date the financial statements were issued. During this period, there have been no events that would require recognition or disclosure in the financial statements.